Exhibit 99.1

Cenovus reports results of Series 1 and Series 2 First Preferred Shares conversion

Calgary, Alberta (March 18, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announces 274,160 of its 10,435,932 Cumulative Redeemable First Preferred Shares,
Series 1 (Series 1 Shares) have been tendered for conversion on March 31, 2021, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series 2 (Series 2 Shares) and 577,882 of its 1,564,068 Series 2 Shares have been tendered for conversion, on a one-for-one basis, into Series 1 Shares.

As of March 31, 2021 Cenovus will have 10,739,654 Series 1 Shares and 1,260,346 Series 2 Shares issued and outstanding. The Series 1 Shares are listed on the Toronto Stock Exchange under the symbol CVE.PR.A and the Series 2 Shares are listed on the Toronto Stock Exchange under the symbol CVE.PR.B.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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